

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2011

Via E-mail
Mr. Todd Bauman
Chief Executive Officer
Bauman Estate Planning, Inc.
9500 West Flamingo Road
Suite 205
Las Vegas, NV 89147

> **Re: Bauman Estate Planning, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 7, 2011**
> **File No. 333-169960**

Dear Mr. Bauman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment three of our letter dated October 26, 2011, and we reissue the comment. Please disclose more fully Mr. Bauman's involvement with USA Therapy, Inc. Specifically, please disclose:

   - that the acquisition of China Printing and Packaging was a reverse acquisition;

   - the development of USA Therapy's business plan prior to the reverse acquisition of China Printing and Packaging. For example, we note that it appears USA Therapy did not develop meaningful operations prior to the acquisition. Additionally, please disclose the amount of time that passed between effectiveness of USA Therapy's Form SB-2 and the reverse acquisition as well as the change in the company's business plan pursuant to the reverse acquisition; and

- the dates of Mr. Bauman's tenure with USA Therapy.

Risk Factors, page 5

Risks Relating to the Early Stage of our Company, page 5

2. We note your response to comment five of our letter dated October 26, 2011. Your position that a lack of capital affects only the rate of growth and not sustainability is in direct conflict with the going concern opinion you have received and statements made in the notes to your audited financial statements. We also note that you have deleted the going concern risk factor and other going concern references. Given that your auditor issued a going concern opinion, it is not appropriate to omit these references. Please revise to include a risk factor regarding the going concern opinion. The risk factor should discuss the fact that, as reflected in the notes to your audited financial statements, you do not have significant cash or other current assets, or an established source of revenues sufficient to cover your operating costs and allow you to continue as a going concern. Also as discussed in the notes to your audited financial statements, your risk factor should highlight the fact that the lack of additional capital, either from your inability to generate cash flow from operations or to raise capital from external sources would force the company to substantially curtail or cease operations. Lastly, your risk factor should disclose how long you believe you can continue your current level of operations with the cash you have on hand, excluding any cash you may raise in this offering or any other financings. We may have additional comments upon review of your response.

We have suffered only achieved minimal profitability, page 6

3. We note your response to comment six of our letter dated October 26, 2011, and we reissue the comment. Your disclosure still refers to your accumulated deficit as of September 15, 2010. Please update this risk factor to reflect your most recent financial statements.

Capitalization, page 8

4. We note your response to comment seven of our letter dated October 26, 2011. Based on the face of your balance sheet, it appears that you do not have an accumulated deficit as of June 30, 2011. As such, please revise your presentation on page 8.

Management's Discussion and Analysis . . . , page 11

Plan of Operation, page 12

5. We note your response to comment ten of our letter dated October 26, 2011. Specifically, we note the added disclosure that the company will now be liable for monthly fees to cover rent, phone, fax, and copies. However, in the third to last

paragraph of this section, you continue to state that Bauman Financial Group is paying these expenses. Please revise your disclosures to reconcile this inconsistency.

6. We note your response to comment 11 of our letter dated October 26, 2011, and we reissue the comment in part. Please ensure that your disclosures regarding the current status of your operations are consistent throughout the registration statement. For example, in the business section, you still address services you "will" provide rather than services you currently provide as now indicated in the plan of operation. Additionally, on page F-18, you state that you have no operations to date. We further note in your response to our comment that you are not currently taking additional steps to further develop your business plan. Please reconcile this statement with the statement in the property section on page 11 where you reference your expansion efforts. If you do intend to grow your business and further implement your business plan, please describe the steps you intend to take and the anticipated expenses associated with the continued implementation of your business plan as well as your timetable for further implementing your business plan. Finally, you now state that you plan to roll out a national advertising campaign in the future. Please clarify whether you have a timeframe for this campaign, and if you do, please discuss your plans. Additionally, it is unclear how you expect to fund a national advertising campaign or how you plan to support a national estate planning operation, and your marketing disclosure on page 10 indicates you plan only to market to the local community. Please advise, or revise your disclosures as appropriate. In doing so, please clarify whether you intend to use any of the proceeds from this offering for a national advertising campaign.

Liquidity and Capital Resources, page 13

7. We note your response to comment 12 of our letter dated October 26, 2011. Please revise the third paragraph to reflect the current status of your commitments and expenses. In this regard, we note you deleted the reference to your commitment to pay rent, but you disclose on page 12 that you are now obligated to pay rent. Additionally, you reference an expected increase in expenses in the first half of 2011. Given that it is almost the end of 2011, please revise this disclosure accordingly.

Results of Operations, page 13

8. We note your response to comment 13 of our letter dated October 26, 2011. You disclose that your net income from inception on August 27, 2010 through June 30, 2011 was $15,556. Based on the face of your statement of operations, this amount is actually $7,110. Please revise.

Our Management, page 14

Directors, Executive Officers, Promoters and Control Persons, page 14

Directors, page 14

9. We note your response to comment 14 of our letter dated October 26, 2011, and we
    reissue the comment in part. Please disclose how much time Mr. Bauman devotes to
    Bauman Estate Planning.

Certain Relationships and Related Party Transactions, page 16

10. We note your response to comment 17 of our letter dated October 26, 2011. You now
    disclose in this section that you issued shares to both Mr. Bauman and Ms. Scott at
    $0.00065 per share. However, your disclosure on page II-1 indicates that you issued the
    shares to Ms. Scott at $0.001 per share. Please revise your disclosures to accurately
    reflect the price at which the shares were issued to Ms. Scott.

Plan of Distribution, page 18

11. We note your response to comment 18 of our letter dated October 26, 2011, and we
    reissue the comment. Please revise this section to omit all references to underwritten
    offerings and market, negotiated, or changing prices. In this regard, we note you still
    refer to changing prices in the first bullet point on page 19, and you still refer to
    underwriters and underwritten offerings in the second set of bullet points on page 19.

Financial Statements, page F-1

General

12. Please include financial statements for the period ended September 30, 2011. Please
    similarly update your financial information throughout the filing. See Rule 8-08 of
    Regulation S-X.

13. Please disclose in the footnotes to your financial statements what your fiscal year-end is.

Note A – Summary of Significant Accounting Policies, page F-8

Recently Issued Accounting Pronouncements, page F-10

14. We note your response to comment 19 of our letter dated October 26, 2011. You still
    disclose that you expect the adoption of ASC 105 to have an impact on your results of
    operations, financial condition or cash flows. Since this pronouncement is already
    effective for you, please revise your disclosure to clearly state that you adopted the

pronouncement and whether it did or did not have an impact on your results of operations, financial condition or cash flow.

Exhibit 23.1

15. We note your response to comment 25 of our letter dated October 26, 2011. As previously requested, please make arrangements with your auditors to have them also consent to the reference as experts in auditing and accounting. Please also revise your disclosure on page 20 to refer to your auditors as experts in auditing and accounting, if true.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: <u>Via E-mail</u>
         Harold P. Gewerter, Esq.